Exhibit 99.28

THIS IS A COVER PAGE ONLY. IF YOU WISH TO VIEW EXHIBIT “E” TO

THE AFFIDAVIT OF GORDON MARON CLICK HERE.

THIS IS EXHIBIT “E” REFERRED TO IN THE

AFFIDAVIT OF

GORDON MARON